Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

Itaú Unibanco Holding S.A., through its subsidiary Itaú Unibanco S.A. (“Itaú Unibanco”), hereby informs its shareholders and the market in general that, on this date and together with Banco Bradesco S.A. (“Bradesco”), Banco do Brasil S.A. (“Banco do Brasil”), Banco Santander (Brasil) S.A. (“Santander”) and Caixa Econômica Federal, through its subsidiary Caixa Participações S.A. (“Caixapar”), jointly designated as “Parties”, it has entered into definitive agreements setting forth the terms and conditions for the incorporation of Gestora de Inteligência de Crédito S.A. (“Company”). The control of the Company will be shared between the Parties, with each of them holding a 20% equity ownership in the Company’s corporate capital. The board of directors of the Company will be formed by members appointed by the Parties and its officers will be exclusively dedicated to the business, preserving the independent nature of the Company’s management. As previously informed in the Announcement to the Market of January 21, 2016, the Company will develop a data base aiming to aggregate, reconcile and treat registration data and credit information of individuals and legal entities according to applicable law. Such action will allow, by means of a deeper knowledge of individuals’ and legal entities’ profiles, a significant improvement in the processes of granting, pricing and directing credit lines by the entities that are part of the Brazilian Financial System, resulting, therefore, in improvement of the country’s credit environment at a medium and long term perspective. The Parties expect the Company to be fully operational in 2019.

The incorporation of the Company reaffirms our confidence in the future of Brazil and its credit market, creating conditions for a stronger and sustainable market.

São Paulo, June 14, 2017.

MARCELO KOPEL

Investor Relations Officer